UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9
SOLICITATION/ RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

Onyx Software Corporation
(Name of Subject Company)
Onyx Software Corporation
(Name of Person(s) Filing Statement)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
683402200
(CUSIP Number of Class of Securities)

Janice P. Anderson
President, Chief Executive Officer and Chairman of the Board
Onyx Software Corporation
1100 112th Avenue NE, Suite 100
Bellevue, Washington 98004-4504
(425) 451-8060
(Name, Address, and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)
Copies To:
Alan C. Smith, Esq.
Orrick, Herrington & Sutcliffe LLP
719 Second Avenue, Suite 900
Seattle, Washington 98104
(206) 839-4300
     ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment
     The purpose of this amendment is to supplement the information contained in Item 4 and Item 9 of the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Onyx on July 17, 2006 and subsequently amended, and to revise the Exhibit Index accordingly.
Item 4. The Solicitation or Recommendation.
     Item 4 is hereby amended and supplemented by the addition of the following new paragraph at the end of “(b) Background”:
     On July 17, 2006, Onyx presented CDC with a proposed form of confidentiality agreement. This proposed form of confidentiality agreement did not include standstill restrictions. After limited negotiations, counsel for CDC reported to counsel for Onyx that the proposed confidentiality agreement, as negotiated, was in a form acceptable to CDC and that it would be executed by the CEO of CDC the next morning, Tuesday, July 18, 2006. On the afternoon of July 20, 2006, CDC delivered the executed confidentiality agreement to Onyx, which promptly signed it.
Item 9. Exhibits.
     Item 9 is hereby amended and supplemented to add the following exhibit:

Exhibit No.	Document
(a)(5)	Press release issued by Onyx on July 20, 2006 (1)

(1) Filed as Exhibit 99.1 to Onyx’s Current Report on Form 8-K filed with the SEC on July 20, 2006 and incorporated herein by reference.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ONYX SOFTWARE CORPORATION
By:	/s/ Janice P. Anderson
Janice P. Anderson
Chief Executive Officer and Chairman of the Board

Date: July 20, 2006

EXHIBIT INDEX

Exhibit No.	Document
(a)(1)	Press release issued by Onyx on July 17, 2006 (1)

(a)(2)	Cover letter to shareholders (1)

(a)(3)	Onyx’s Definitive Proxy Statement on Schedule 14A relating to the Special Meeting of Shareholders to consider Onyx’s proposed merger with M2M Holdings, Inc. (2)

(a)(4)	Complaint titled CDC Corporation and CDC Software Acquisition Corp. v. Onyx Software Corporation, Janice P. Anderson, Charles M. Boesenberg, Teresa A. Dial, William B. Elmore, William Porter, Daniel R. Santell, Robert M. Tarkoff, M2M Holdings, Inc. and Orion Acquisition Corporation, filed on July 17, 2006 in the Superior Court of Washington for King County (3)

(a)(5)	Press release issued by Onyx on July 20, 2006 (4)

(e)(1)	Excerpts from Onyx’s Definitive Proxy Statement on Schedule 14A filed April 28, 2006 relating to the Onyx 2006 Annual Meeting of Shareholders (1)

(e)(2)	Excerpts from Onyx’s Definitive Proxy Statement on Schedule 14A relating to the Special Meeting of Shareholders to consider Onyx’s proposed merger with M2M Holdings, Inc. (1)

(e)(3)	Employment Agreement dated June 7, 2004 between Onyx and Janice Anderson (incorporated by reference to exhibit 10.1 to Onyx’s Current Report on Form 8-K filed June 9, 2004)

(e)(4)	First Amendment to Employment Agreement dated January 20, 2005 between Onyx and Janice Anderson (incorporated by reference to exhibit 10.1 to Onyx’s Current Report on Form 8-K filed January 26, 2005)

(e)(5)	Second Amendment to Employment Agreement dated July 11, 2005 between Onyx and Janice Anderson (incorporated by reference to exhibit 10.1 to Onyx’s Current Report on Form 8-K filed July 14, 2005)

(e)(6)	Third Amendment to Employment Agreement made and entered into as of March 15, 2006 between Onyx and Janice P. Anderson (incorporated by reference to exhibit 10.2 to Onyx’s Current Report on Form 8-K filed March 17, 2006)

(e)(7)	Stock Option Agreement dated June 7, 2004 between Onyx and Janice Anderson (incorporated by reference to exhibit 10.2 to Onyx’s Current Report on Form 8-K filed June 9, 2004)

(e)(8)	Stock Option Agreement dated June 7, 2004 between Onyx and Janice Anderson (incorporated by reference to exhibit 10.3 to Onyx’s Current Report on Form 8-K filed June 9, 2004)

(e)(9)	Stock Option Agreement dated June 7, 2004 between Onyx and Janice Anderson (incorporated by reference to exhibit 10.4 to Onyx’s Current Report on Form 8-K filed June 9, 2004)

(e)(10)	Stock Option Agreement dated June 7, 2004 between Onyx and Janice Anderson (incorporated by reference to exhibit 10.5 to Onyx’s Current Report on Form 8-K filed June 9, 2004)

(e)(11)	Stock Option Agreement dated January 20, 2005 between Onyx and Janice Anderson (incorporated by reference to exhibit 10.2 to Onyx’s Current Report on Form 8-K filed January 26, 2005)

(e)(12)	Stock Award Agreement dated March 15, 2006 between Onyx and Janice P. Anderson (incorporated by reference to exhibit 10.3 to Onyx’s Current Report on Form 8-K filed March 17, 2006)

(e)(13)	Employment Agreement dated September 20, 2004 between Onyx and Jack Denault (incorporated by reference to exhibit 10.1 to Onyx’s Current Report on Form 8-K filed November 1, 2004)

(e)(14)	Employment Agreement dated March 16, 2005 between Onyx and Robert J. Chamberlain (incorporated by reference to exhibit 10.1 to Onyx’s Current Report on Form 8-K filed March 16, 2005)

(e)(15)	1998 Stock Incentive Compensation Plan as amended and restated on March 21, 2003

Exhibit No.	Document
(incorporated by reference to exhibit 10.5 to Onyx’s Annual Report on Form 10-K for the year ended December 31, 2003)

(e)(16)	Rights Agreement dated October 25, 1999 between Onyx and ChaseMellon Shareholder Services LLC, as Rights Agent (incorporated by reference to exhibit 2.1 to Onyx’s Registration Statement on Form 8-A12G filed October 28, 1999)

(e)(17)	Amendment No. 1 to Rights Agreement dated March 5, 2003 between Onyx and Mellon Investor Services LLC (incorporated by reference to exhibit 4.1 to Onyx’s Annual Report on Form 10-K for the year ended December 31, 2002)

(e)(18)	Amendment No. 2 to Rights Agreement dated June 5, 2006 between the Onyx and Mellon Investor Services LLC (incorporated by reference to exhibit 10.2 to Onyx’s Current Report on Form 8-K filed June 6, 2006)

(e)(19)	Support Agreement dated June 5, 2006 among the shareholders listed on the signature pages thereto, Onyx and M2M Holdings, Inc. (incorporated by reference to exhibit 10.1 to Onyx’s Current Report on Form 8-K filed June 6, 2006)

(g)	Inapplicable

(1)	Previously filed as an exhibit to Onyx’s Schedule 14D-9 filed with the SEC on July 17, 2006 and incorporated herein by reference.

(2)	Previously filed with the SEC on June 29, 2006 and incorporated herein by reference.

(3)	Previously filed as an exhibit to Onyx’s Amendment No. 1 to Schedule 14D-9 filed with the SEC on July 18, 2006 and incorporated herein by reference.

(4)	Filed as Exhibit 99.1 to Onyx’s Current Report on Form 8-K filed with the SEC on July 20, 2006 and incorporated herein by reference.

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